UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (Registration No. 333-293537), to the extent not superseded by documents or reports subsequently filed or furnished by Zhibao Technology Inc. (the “Company”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Securities Purchase Agreement

On July 31, 2026, Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain non-U.S. investors named therein (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, and the Investors agreed to purchase from the Company, an aggregate of 442,000,000 units of the Company’s securities in a private investment in public equity financing transaction (the “PIPE Financing”). Pursuant to the Purchase Agreement, each unit consists of one Class A ordinary share, par value US$0.0001 per share, of the Company (each, a “PIPE Class A Ordinary Share”) and one warrant to purchase one Class A ordinary share of the Company (each, a “Warrant”). The Warrants will have an exercise price per share equal to the purchase price per unit and will be exercisable for a period of two years from the closing date, subject to the terms and conditions set forth in the form of warrant. For the avoidance of doubt, each PIPE Class A Ordinary Share and Warrant will be issued separately but must be purchased together as a unit. The PIPE Units are being used solely as a convenient description of the bundle of securities purchased by the Investors.

The PIPE Financing is expected to raise 2,380 Bitcoin, representing an aggregate purchase price of approximately US$154,700,000, based on a reference price of US$65,000 per Bitcoin, and the Company expects to issue 442,000,000 PIPE Class A Ordinary Shares at the closing.

The closing of the PIPE Financing is subject to the satisfaction or waiver of customary closing conditions set forth in the Purchase Agreement, including, among others, the Company having sufficient authorized share capital to issue the PIPE Class A Ordinary Shares contemplated by the Purchase Agreement, compliance with applicable Nasdaq rules, and the receipt of required approvals. Subject to the satisfaction or waiver of the closing conditions under the Purchase Agreement, the closing of the PIPE Financing is expected to occur within twelve business days after the date of the Purchase Agreement, or on such other date as the parties may mutually agree in writing.

Following the closing of the PIPE Financing, the Company expects to hold approximately 2,380 Bitcoin, representing an estimated Bitcoin reserve value of approximately US$154,700,000, based on a reference price of US$65,000 per Bitcoin.

Effective as of the closing of the PIPE Financing, the size of the Company’s board of directors (the “Board”) will be five directors. Four incumbent directors of the Company will resign from the Board, effective immediately prior to the appointment of the replacement directors. The Company and the Investors will take all actions necessary to appoint four individuals designated by the Investors to the Board, and Mr. Botao Ma, the current Chairman and Chief Executive Officer of the Company, will continue to serve as a director of the Company. Effective as of the closing of the PIPE Financing, the Company’s Chief Executive Officer and Chief Financial Officer will resign from their respective positions with the Company and the Investors are required to deliver to the Company the names of the individuals designated to serve as the Company’s Chief Executive Officer and Chief Financial Officer prior to closing.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a form of which is filed as Exhibit 99.1 to this Report on Form 6-K.

On July 31, 2026, Zhibao Technology Inc. (the “Company”) has issued a press release titled “Zhibao Technology Inc. Announces Signing of Definitive Securities Purchase Agreement for PIPE Financing Payable in Bitcoin,” a copy of which is attached hereto as Exhibit 99.2 to this Report on Form 6-K.

Issuance of Class A Ordinary Shares under 2026 Share Incentive Plan

On July 30, 2026, the Company issued an aggregate of 4,797,853 Class A ordinary shares, par value US$0.0001 per share (“Shares”) pursuant to the Company’s 2026 Share Incentive Plan, among which, 230,000 Shares were issued to Guangtong Ren, Director, Chief Financial Officer and Chief Actuary of the Company, 300,000 Shares were issued to Xiaowei Le, Chief Operating Officer of the Company, 250,000 Shares were issued to Xiao Luo, Chief Marketing Officer of the Company, 160,000 Shares were issued to Yugang Wang, Chief Technical Officer of the Company, 30,000 Shares were issued to each of YiYun Dai, Han Tang, and Jun Ma, Independent Directors of the Company.

Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to enter into the definitive agreement with the potential buyer, Company’s goals and strategies, the Company’s business development, financial condition and results of operations, change in valuation, changes in the Company’s expenditures, general economic and business conditions globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. Forward-looking statements speak only as of the date of this Form 6-K. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: July 31, 2026

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